Exhibit 99.1

PainReform Appoints Rita Keynan as Vice President of Pharmaceutical Operations

HERZLIYA, Israel – January 6, 2021 – PainReform Ltd. (Nasdaq: PRFX) (“PainReform” or the “Company”), a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced the appointment of Rita Keynan as Vice President of Pharmaceutical Operations.

Mrs. Keynan brings over 25 years of managerial experience in the pharmaceutical industry. Mrs. Keynan has been responsible for drug development from early phase trials through NDA filings, including managing all chemistry, manufacturing and control (CMC) activities supporting product development, clinical supplies, scale-up, regulatory submissions and commercial manufacturing. Prior to joining PainReform, Mrs. Keynan served as Executive Director of Drug Development at VYNE Therapeutics Ltd., formerly Foamix Pharmaceuticals, where she managed the drug development department that included a team of nearly a dozen employees in Israel, as well as a contract manufacturing organization (CMO) team in Europe. Additionally, Mrs. Keynan collaborated with functional areas including regulatory, clinical, and quality to ensure successful execution of drug development activities to meet project and company goals. Previously, Mrs. Keynan served as CMC Director, Head of CMC/Innovative Research and Development, and Project Manager at Foamix Pharmaceuticals Ltd., a clinical stage special pharmaceutical company. Mrs. Keynan is the co-inventor of over two dozen patents. Mrs. Keynan holds a B.Sc. in Chemistry and a M.Sc. in Pharm from the Hebrew University in Israel.

Ilan Hadar, Chief Executive Officer of PainReform, commented, “I am pleased to welcome Rita as Vice President of Pharmaceutical Operations. Rita brings extensive knowledge and expertise through all stages of drug development and manufacturing, as well as supporting clinical trials and commercial activities. We believe Rita will be an important addition to the team as we prepare to commence our Phase 3 pivotal trials for PRF-110.”

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company’s lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Notice Regarding Forward-Looking Statements

This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates, the commercialization and pricing of our product candidates, our competitors’ development, marketing and sale of products that compete with our products our expectations regarding future growth, including our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile and our expectations regarding the maintenance of our foreign private issuer status and emerging growth company status. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s recent prospectus included in the registration statement, in the form last filed with the SEC and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com

Ilan Hadar

Chief Executive Officer

PainReform Ltd.

Tel: +972-54-5331725

Email: ihadar@painreform.com